

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

<u>Via E-mail</u>
Douglas B. Woodworth
Chief Financial Officer
Steel Connect, Inc.
1601 Trapelo Road, Suite 170
Waltham, Massachusetts 02451

   Re: Steel Connect, Inc.
      Form 10-K for the fiscal year ended July 31, 2019
      Exhibit No. 10.51 – Management Services Agreement, dated as of June 1, 2019,
      between Steel Services Ltd. and Steel Connect, Inc.
      Filed October 15, 2019
      File No. 001-35319

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

          Sincerely,

          Division of Corporation Finance
          on Finance